February 8, 2016
Mr. Carlos Pacho
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop 3720
Re:    Cumulus Media Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 2, 2015
Form 10-Q for the Fiscal Quarter ended September 30, 2015
Response dated December 28, 2015
File No. 000-24525
Dear Mr. Pacho:
On behalf of Cumulus Media Inc. (“Cumulus” or the “Company”), set forth below are the Company’s responses to the comments (“Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated January 26, 2016 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”) and Form 10-Q for the fiscal quarter ended September 30, 2015 (the “September 30, 2015 Form 10-Q”). Reference is made to the Company's letter filed with the SEC on December 28, 2015, which responded to the comments made by the Staff in its letter dated December 14, 2015. For your convenience, the Company’s response follows the sequentially numbered Comments copied in bold from your letter.
Form 10-Q for the quarter ended September 30, 2015
4. Intangible Assets and Goodwill, page 9

1.
We note your response to comment 2. We were unable to find disclosures regarding the underlying reasons for the decline in national broadcast advertising revenue and network advertising revenue as you indicated in the second paragraph of your response. In your next filing please disclose the three distinct factors, as disclosed in your response that contributed to the decline in revenues in reporting unit 1.

2.
Also please disclose the underlying reasons why local advertising revenue in reporting unit 2 did not decrease to the same extent that revenue attributable to reporting unit 1, as you discussed in the fourth paragraph of your response.

The Company undertakes in future filings beginning with the Form 10-K for fiscal year ended December 31, 2015 (the "2015 Form 10-K”), to further expand its disclosure in the Results of Operations section of its Management's Discussion and Analysis of Financial Condition and Results of Operations, in accordance with the requests above. For the convenience of the Staff, expanded disclosure as would be proposed to be included but based upon the facts and circumstances present at September 30, 2015 has been set forth below compared to the disclosure which appeared on pages 44 and 45 of the Company’s September 30, 2015 Form 10-Q. In this regard, please note that the proposed disclosures which have been added in response to the Staff's

Comment have been noted in underlined bold italics. Disclosures that have been rearranged in the same section have been underlined and eliminated text has been struck through.
Net Revenue

The following table presents our net revenue by category (dollars in thousands).

	Nine Months Ended September 30,
	2015	2014	% Change
Revenue:
Broadcast advertising	$802,212	$859,090	(6.6)%
Digital advertising	26,653	35,203	(24.3)%
Political advertising	2,720	10,298	(73.6)%
License fees & other	28,269	29,585	(4.4)%
Net revenue	$859,854	$934,176	(8.0)%

The following table presents our broadcast advertising revenue by source (dollars in thousands).

	Nine Months Ended September 30,
	2015	2014	% Change
Broadcast advertising:
Local	$482,405	$495,620	(2.7)%
National	75,678	82,667	(8.5)%
Network	244,129	280,803	(13.1)%
	$802,212	$859,090	(6.6)%

Net revenue for the nine months ended September 30, 2015 decreased $74.3 million, or 8.0%, to $859.9 million, compared to $934.2 million for the nine months ended September 30, 2014. The decrease resulted from decreases of $56.9 million, $8.6 million, $7.6 million, and $1.3 million in broadcasting advertising, digital advertising, political advertising, and license fees and other revenue, respectively. ~~The decrease in broadcast advertising was a result of decreases in local spot and national spot revenue at our markets and WestwoodOne.~~ The decrease in national broadcast advertising revenue and network broadcast advertising revenue was a result of three distinct factors. First, national spot advertising sales are heavily dependent on ratings across our stations. Declining ratings in certain key markets resulted in a significant decrease in national spot revenue period over period. Second, our largest competitor has strategically shifted its focus towards national advertising clients, resulting in lower market share and revenues for us and the remainder of the industry. We were not immune to that competitive impact. Third, our sales execution for the nine months ended September 30, 2015 compared to 2014 was less successful partially due to national advertisers seeking more digital advertising components than we are currently able to fulfill. Local spot advertising revenue also decreased but at a lesser rate than national spot advertising and network advertising revenue. While local spot advertising is also impacted by ratings changes, it can be more easily augmented through local events and local talent endorsements. Local advertising clients tend to focus more on the direct results of their advertising campaigns, instead of purely basing their decisions on audience metrics. This is particularly true in smaller and mid-sized markets where ratings measurements are taken only two or four times a year, versus weekly in major markets that impact national spot sales. Local advertising clients also place less emphasis on newer digital advertising products, allowing us to retain more revenue than in the national spot marketplace.

We acknowledge that we are responsible for the accuracy and adequacy of the disclosure in the filing. We also acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (404) 260-6671.
Sincerely,
/s/ J.P. Hannan
J.P. Hannan
Senior Vice President, Treasurer and Chief Financial Officer

cc:    Mary G. Berner, Chief Executive Officer
David M. Tolley, Chairman of the Audit Committee
Richard S. Denning, General Counsel
Tim Whitson, PricewaterhouseCoopers LLP
Terry French, Securities and Exchange Commission
Sharon Virga, Securities and Exchange Commission
Ivette Leon, Securities and Exchange Commission